SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 10)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 65341D102	13D	Page 1 of 6

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,223,667.50
	8	SHARED VOTING POWER 1,269,543.08
	9	SOLE DISPOSITIVE POWER 1,223,667.50
	10	SHARED DISPOSITIVE POWER 1,269,543.08

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,210.58
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.02%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D	Page 2 of 6

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,231
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,231
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D	Page 3 of 6

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,656.45
	8	SHARED VOTING POWER 4,297,452.60
	9	SOLE DISPOSITIVE POWER 72,656.45
	10	SHARED DISPOSITIVE POWER 4,297,452.60

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,370,109.0423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.06%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65341D102	13D	Page 4 of 6

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,739,292.6235
	8	SHARED VOTING POWER 20,332.6050
	9	SOLE DISPOSITIVE POWER 1,739,292.6235
	10	SHARED DISPOSITIVE POWER 20,332.6050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,625.2285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D/A

This Amendment No. 10 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 28, 2015, as subsequently amended on April 24, 2015, as subsequently amended on September 2, 2015, as subsequently amended on October 19, 2015, as subsequently amended on July 22, 2016, as subsequently amended on October 27, 2016, as subsequently amended on April 17, 2017 and as subsequently amended on March 27, 2018. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the consummation of the separation of the Issuer from NexPoint Credit Strategies Fund (the “Spin-Off”). As of July 20, 2018, the Reporting Persons had purchased additional shares of Common Stock with working capital in open market purchases for an aggregate purchase price of approximately $36,401,944.36

Item 5.	Interest in Securities of the Issuer.

(a) As of May 21, 2018, (i) Highland Capital may be deemed to beneficially own 2,493,210.58 shares of Common Stock, which represents approximately 12.02% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 21,231 shares of Common Stock, which represents approximately 0.10% of the outstanding Common Stock, (iii) James D. Dondero may be deemed to beneficially own 4,370,109.0423 shares of Common Stock, which represents approximately 21.06% of the outstanding Common Stock, and (iv) Nancy Marie Dondero, in her capacity of trustee of a trust and through direct ownership in a shared account, may deemed to beneficially own 1,759,625.2285 shares of Common Stock, which represents approximately 8.38% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 1,726,460.0185 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P. (1)	1,223,667.50	1,269,543.08	1,223,667.50	1,269,543.08
NexPoint Advisors, L.P. (2)	0	21,231.00	0	21,231.00
James D. Dondero (3)	72,656.45	4,297,452.60	72,656.45	4,297,452.60
Nancy Marie Dondero (4)	1,739,292.62	20,332.60	1,739,292.62	20,332.60

(1)	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital.
(2)	These shares are held by NexPoint Advisors indirectly through an advised account. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of shares held by NexPoint Advisors.
(3)	These shares are held by Mr. Dondero both directly and indirectly through Highland Capital and NexPoint Advisors (as described in footnotes (1) and (2) above), an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero is also the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of shares held by NexPoint Advisors. Mr. Dondero disclaims beneficial ownership of such shares.

(4)	Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a) and through direct ownership in a shared account. Ms. Dondero is the sister of Mr. Dondero.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 21, 2018, Nancy Marie Dondero, as Family Trustee for and on behalf of The Dugaboy Investment Trust (“Dugaboy”) entered into a revolving line of credit promissory note (the “Note”) with JPMorgan Chase Bank, N.A. (“JP Morgan”), pursuant to which JP Morgan agreed to issue a line of credit, up to an aggregate principal amount of $15,000,000, upon the terms and conditions set forth in the Loan Letter Agreement, dated May 21, 2018, between JP Morgan and Dugaboy. The Note has a maturity date of May 31, 2019, at which time all principal and interest will become due and payable. The proceeds of the Note are to be used for working capital or other business purposes.

Dugaboy pledged 1,718,960 shares of the Issuer, all of which Ms. Dondero may be deemed to beneficially own as a result of her position as Family Trustee, as collateral for the Note pursuant to the terms of the Collateral Agreement, dated May 21, 2018, between JP Morgan and Dugaboy.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2018

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	Sole Member

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 20, 2018.

Date	Effected By	Nature of Transaction	Quantity		Price
5/21/2018	Highland Capital	Open Market Purchase	18,101.32	(1)	$27.6223
6/13/2018	Highland Capital	Open Market Purchase	18,002.51	(1)	$27.7739
7/20/2018	Highland Capital	Open Market Purchase	24,002.66	(1)	$28.3684

(1)	Shares acquired in connection with issuer’s dividend reinvestment plan. Under operation of the plan, monthly purchases are conducted by the plan administrator evenly over the course of approximately the first 20 days of the month.